TSMC Reports First Quarter EPS of NT$5.39

Hsinchu, Taiwan, R.O.C., Apr. 15, 2021–TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$362.41 billion, net income of NT$139.69 billion, and diluted earnings per share of NT$5.39 (US$0.96 per ADR unit) for the first quarter ended March 31, 2021.

Year-over-year, first quarter revenue increased 16.7% while net income and diluted EPS both increased 19.4%. Compared to fourth quarter 2020, first quarter results represented a 0.2% increase in revenue and a 2.2% decrease in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, first quarter revenue was $12.92 billion, which increased 25.4% year-over-year and increased 1.9% from the previous quarter.

Gross margin for the quarter was 52.4%, operating margin was 41.5%, and net profit margin was 38.6%.

In the first quarter, shipments of 5-nanometer accounted for 14% of total wafer revenue; 7-nanometer accounted for 35%. Advanced technologies, defined as 7-nanometer and more advanced technologies, accounted for 49% of total wafer revenue.

“Our first quarter business was supported by HPC-related demand, balanced by a milder smartphone seasonality than in recent years,” said Wendell Huang, VP and Chief Financial Officer of TSMC. “Moving into second quarter 2021, we expect our revenue to be flattish, as HPC-related demand will continue to grow, offset by smartphone seasonality.”

Based on the Company’s current business outlook, management expects the overall performance for second quarter 2021 to be as follows:

˙ Revenue is expected to be between US$12.9 billion and US$13.2 billion;

And, based on the exchange rate assumption of 1 US dollar to 28.4 NT dollars,

˙ Gross profit margin is expected to be between 49.5% and 51.5%;

˙ Operating profit margin is expected to be between 38.5% and 40.5%.

The management further expects the 2021 capital budget to be around US$30 billion.

TSMC’s 2021 first quarter consolidated results:

(Unit: NT$ million, except for EPS)
	1Q21	1Q20	YoY	4Q20	QoQ
	Amount[a]	Amount	Inc. (Dec.) %	Amount	Inc. (Dec.) %
Net sales	362,410	310,597	16.7	361,533	0.2
Gross profit	189,839	160,777	18.1	195,236	(2.8)
Income from operations	150,538	128,522	17.1	157,120	(4.2)
Income before tax	155,064	132,147	17.3	161,107	(3.8)
Net income	139,690	116,987	19.4	142,766	(2.2)
EPS (NT$)	5.39[b]	4.51[b]	19.4	5.51[b]	(2.2)
a: 1Q2021 figures have not been approved by Board of Directors
b: Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 281 distinct process technologies, and manufactured 11,617 products for 510 customers in 2020 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com

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TSMC Spokesperson:	Media Contacts:

Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com